

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES SECOND QUARTER 2005 VOLUMES

(Santiago, Chile, July 6, 2005) – CCU (NYSE: CU) reported today preliminary second quarter 2005 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Chile:	Second Quarter		Year to Date 2005	
	Volumes	% Change	Volumes	% Change
Beer	715,837	10.7%	1,983,460	11.5%
Soft Drinks	667,715	4.5%	1,585,813	5.1%
Nectars	104,391	12.3%	202,182	14.9%
Mineral Waters	199,541	46.9%	508,627	31.8%
Wine – Domestic	128,141	-5.4%	234,041	-1.5%
Wine – Export[1]	94,063	-10.6%	168,665	-9.0%
Pisco	55,416	165.4%	78,913	163.6%
Total Chile[2]	**1,965,105**	**10.6%**	**4,761,700**	**10.7%**
Argentina:				
Beer	373,910	7.9%	1,027,946	7.7%
Wine[1-3]	10,467	29.1%	17,331	43.8%
Total Argentina	**384,377**	**8.3%**	**1,045,277**	**8.1%**
TOTAL	**2,349,482**	**10.3%**	**5,806,978**	**10.2%**

CCU plans to release its consolidated second quarter results by the first week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producer and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.